Exhibit 99.1

ALTAGAS ANNOUNCES STRONG FIRST QUARTER 2019 RESULTS

Midstream and Utilities provide strong results as near-term priorities to enhance asset performance, de-lever and fund organic growth are on track

Calgary, Alberta (May 2, 2019)

AltaGas Ltd. (AltaGas or the Company) (TSX: ALA) today reported first quarter 2019 financial results and provided an update on its business, including the expansion of its integrated western Canadian midstream service offering to include global energy export capabilities, through its Ridley Island Propane Export Terminal (RIPET).

AltaGas also announced today that its subsidiary WGL Midstream, Inc. (WGL Midstream) has reached an agreement for the sale of WGL Midstream’s entire interest in the Stonewall Gas Gathering System (Stonewall) to a wholly-owned subsidiary of DTE Energy Company (DTE) for total gross proceeds of approximately $370 million (US $275.3 million). The transaction is subject to the execution of a definitive agreement following the satisfaction of certain third party notice and election periods. This sale forms part of the $1.5-$2.0 billion additional 2019 asset sale program and serves to advance AltaGas’ overall strategy to de-lever the business and focus the Company on its core assets.

“We remain committed to restoring our financial strength and flexibility. The sale of our non-operating interest in the Stonewall gathering system and the significant progress we are making in other sales processes provides tangible proof that we are fulfilling the goals we set in December,” said Mr. Randy Crawford, President and Chief Executive Officer of AltaGas. “In addition to having a strong first quarter, we reduced our net debt1 balance by $1.7 billion in Q1, we are on target to unlock considerable value with our game changing RIPET project, and we continue to improve the return on our assets. 2019 will be a defining year for our Company, as we continue to unlock the true value of our assets.”

AltaGas achieved normalized EBITDA1 of $466 million, a 109 percent increase over first quarter 2018 normalized EBITDA of $223 million. The year-over-year increase reflects strong contributions from WGL Holdings Inc. (WGL) which were partially offset by asset sales. Normalized funds from operations (FFO)1 were $376 million, an increase of approximately 122 percent over the first quarter of 2018.

Other Q1 2019 Highlights Included:

(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

•                  Net income applicable to common shares was $809 million ($2.93 per share) in the first quarter compared to $49 million ($0.28 per share) in the first quarter of 2018. Normalized net income1 was $202 million ($0.73 per share) in the first quarter compared to $70 million ($0.40 per share) in the first quarter of 2018.

•                  Normalized utility adjusted FFO (UAFFO)1 was $301 million ($1.09 per share) in the first quarter compared to $140 million ($0.79 per share) in the first quarter of 2018.

•                  AltaGas’ 2019 funding and deleveraging strategy is progressing as expected. In the first quarter AltaGas reduced net debt by approximately $1.7 billion.

•                  AltaGas’ business outlook remains unchanged, with expected normalized EBITDA in the range of $1.2 - $1.3 billion and normalized FFO of $850 - $950 million.

•                  On April 22, 2019, Washington Gas filed an application with the Maryland Public Service Commission (MPSC) to increase base rates and charges.

Midstream and Utilities Performance

Delivered on-time and on budget, RIPET began introducing feedstock to fill the LPG tank, significantly expanding AltaGas’ western Canadian midstream service offering. RIPET is Canada’s first propane export facility, and is the cornerstone of the Company’s integrated strategy in western Canada, leveraging AltaGas’ existing gathering, processing and fractionation assets, while providing higher netbacks and market optionality to customers.

(1)         Non-GAAP measure; see discussion in the advisories of this news release and reconciliation to US GAAP financial measures shown in AltaGas’ Management’s Discussion and Analysis (MD&A) as at and for the period ended March 31, 2019, which is available on www.sedar.com.

“This is an important and historic milestone for AltaGas, our project partners, western Canadian natural gas producers and our customers in Asia,” continued Mr. Crawford. “RIPET has come online at a crucial time for the Canadian energy industry, providing domestic natural gas producers with much-needed access to tidewater and more attractive global pricing,” concluded Mr. Crawford.

On April 22, 2019, Washington Gas filed an application with the MPSC to increase base rates and charges for natural gas service for its Maryland customers. The filing addresses rate relief necessary for Washington Gas to recover its costs of providing safe, reliable natural gas service in its Maryland service territory; continue delivering improved service to customers; and permit Washington Gas to earn its allowed rate of return. The change in proposed rates and charges includes an increase in base rates of US $35.9 million, partially offset by a reduction of US $5.1 million in surcharges currently paid by customers for system upgrades.

Financial Results

	Three Months Ended March 31
($ millions)	2019	2018
Net Income Applicable to Common Shares	$809	$49

Segmented Normalized EBITDA(1)
Utilities	$341	$112
Midstream	107	71
Power	27	41
Corporate	(9)	(1)
Normalized EBITDA (1)	$466	$223

Normalized FFO(1)	$376	$169

Normalized AFFO(1)	$367	$161

Normalized UAFFO(1)	$301	$140

(1)         Non-GAAP financial measure; see discussion in Non-GAAP Financial Measures section at the end of this news release

In the first quarter of 2019, normalized EBITDA was positively impacted by contributions from WGL, higher equity earnings from Petrogas Energy Corp. (Petrogas), and the impact of the stronger U.S. dollar on reported results from U.S. assets. These were partially offset by the impact of asset sales, the initial public offering (IPO) of AltaGas Canada Inc. (ACI) in 2018, and an extended planned maintenance outage at the Blythe facility.

Utilities segment normalized EBITDA was higher year-over-year mainly due to WGL contributions of $254 million, the favorable impact of the stronger U.S. dollar, lower operating expenses, and colder weather in Michigan. The increase was partially offset by the impact of the ACI IPO in 2018, the 2019 revenue impact related to the federal tax reduction at the U.S. utilities, and warmer weather in Alaska.

Midstream segment normalized EBITDA was higher year-over-year mainly due to contributions from WGL’s Midstream assets of $35 million, higher equity earnings from Petrogas, the acquisition of 50 percent ownership in Black Swan’s Aitken Creek North gas processing facility in the fourth quarter of 2018, and additional volumes at the Townsend complex. These positive contributions were partly offset by lower frac exposed volumes at the Younger Extraction Plant due to outages at upstream facilities and reduced ownership, lower frac spreads, the sale of non-core gas processing facilities, and lower NGL marketing margins.

During the first quarter of 2019, AltaGas recorded equity earnings of $22 million from Petrogas, compared to $10 million in the same quarter of 2018. The increase in equity earnings from Petrogas was mainly due to higher pricing and activity levels.

Power segment normalized EBITDA decreased primarily as a result of asset sales, including the San Joaquin facilities in November 2018, the ACI IPO, and non-core Canadian Power assets in February 2019, as well as the extended planned spring outage at the Blythe facility in the first quarter of 2019. These decreases were partially offset by earnings from WGL’s Power assets of $14 million.

Normalized FFO and normalized Adjusted FFO (AFFO) were impacted by the same drivers impacting normalized EBITDA which was partially offset by higher interest expense. In the first quarter, AltaGas received $3 million of dividend income from the Petrogas preferred shares (2018 - $3 million) and $1 million of common share dividends from Petrogas (2018 - $1 million). AFFO was positively impacted by higher net cash received from to non-controlling interests and negatively impacted by higher Midstream and Power maintenance capital, and higher preferred share dividends paid of $17 million (2018 - $16 million).

Normalized utility adjusted FFO (UAFFO) for the first quarter was impacted by the same drivers as normalized AFFO along with higher utility depreciation. Depreciation and amortization expenses for the first quarter of 2019 were $118 million, compared to $73 million for the same quarter in 2018, mainly due to the acquisition of WGL, partially offset by the impact of asset sales.

Normalized net income increased mainly due to higher normalized EBITDA, partially offset by higher income tax expense, higher interest expense, and higher depreciation and amortization expense.

Net income applicable to common shares for the first quarter of 2019 was impacted by higher EBITDA, a pre-tax gain of $688 million on the sale of AltaGas’ remaining interest in Northwest Hydro, and lower losses on investments, partially offset by higher income tax expense, higher interest expense, higher depreciation and amortization expense, and higher net income applicable to non-controlling interests.

Interest expense for the first quarter of 2019 was $93 million, compared to $43 million for the same quarter in 2018. The increase was predominantly due to interest on debt assumed in the WGL acquisition and higher average debt balances.

AltaGas recorded income tax expense of $127 million for the first quarter of 2019 compared to $18 million in the same quarter of 2018. The increase in tax expense was mainly due to tax on the sale of the remaining interest in the Northwest Hydro facilities as well as tax adjustments related to the WGL acquisition. Current tax expense was $7 million for the first quarter of 2019 compared to $13 million in the same quarter of 2018.

Guidance and Funding

AltaGas’ previously announced balanced funding plan is designed to de-lever the balance sheet, fund the approximately $1.3 billion 2019 capital program and optimize per share cash flow and earnings growth. During the first quarter, AltaGas completed the sale of its remaining interest of approximately 55 percent in the Northwest Hydro facilities in British Columbia for net cash proceeds of approximately $1.3 billion. AltaGas also completed the sale of certain non-core Midstream and Power assets in Canada for net cash proceeds of approximately $88 million. Proceeds from the asset sales were used to reduce net debt by approximately $1.7 billion, bringing the net debt balance to approximately $8.4 billion as at March 31, 2019, down from $10.1 billion as at December 31, 2018.

AltaGas remains on-track to monetize $1.5 - $2.0 billion in non-core assets through the remainder of 2019 and announced today an agreement for the sale of WGL Midstream’s 30 percent indirect equity interest in Stonewall to DTE, for total proceeds of approximately $370 million (US $275.3 million). DTE is the operator of Stonewall, and currently holds a 55 percent interest.

The terms of the agreement include a contingent payment to AltaGas if a future expansion of Stonewall occurs. The transaction is subject to execution of a definitive agreement, which is expected to contain customary closing conditions.

Stonewall is a 67-mile, 36-inch diameter natural gas gathering system that transports natural gas from the Marcellus region in West Virginia, and connects with an interstate pipeline system that serves markets in the mid-Atlantic region.

AltaGas reiterates its outlook for 2019, with anticipated normalized EBITDA in the range of $1.2 - $1.3 billion and normalized FFO of $850 - $950 million. Year-over-year growth is underpinned by a full-year of earnings from WGL, including the Central Penn Pipeline, and projects coming into service, including RIPET; the Townsend 2B Facility and Nig Creek Gas Plant — both expected to come online in the fourth quarter of 2019. These projects will attract additional natural gas liquids to AltaGas’ integrated system, increase utilization of AltaGas’ existing liquids pipelines, underpin the expansion of the North Pine Fractionation facility, and provide additional propane supply to RIPET.

In the Utilities segment, the Marquette Connector Pipeline is expected to be in service in the fourth quarter of 2019. While it is not a driver of EBITDA growth in 2019, this project will improve system reliability and supply and allow for the connection of new customers to existing facilities. This investment is aligned with the timing of SEMCO Energy Gas Company’s rate case and will start generating timely returns and recovery of capital in 2020.

The 2019 investment plan remains unchanged and includes prudent capital allocation of approximately $1.3 billion to projects with strong risk-adjusted returns, near-term contributions to normalized FFO per share and normalized earnings per share (EPS), and secure commercial underpinnings.

Monthly Common Share Dividend and Quarterly Preferred Share Dividends

•                  The Board of Directors approved a dividend of $0.08 per common share. The dividend will be paid on June 17, 2019, to common shareholders of record on May 27, 2019. The ex-dividend date is May 24, 2019. This dividend is an eligible dividend for Canadian income tax purposes;

•                  The Board of Directors approved a dividend of $0.21125 per share for the period commencing March 31, 2019 and ending June 29, 2019, on AltaGas’ outstanding Series A Preferred Shares. The dividend will be paid on June 28, 2019 to shareholders of record on June 14, 2019. The ex-dividend date is June 13, 2019;

•                  The Board of Directors approved a dividend of $0.27051 per share for the period commencing March 31, 2019 and ending June 29, 2019, on AltaGas’ outstanding Series B Preferred Shares. The dividend will be paid on June 28, 2019 to shareholders of record on June 14, 2019. The ex-dividend date is June 13, 2019;

•                  The Board of Directors approved a dividend of US$0.330625 per share for the period commencing March 31, 2019 and ending June 29, 2019, on AltaGas’ outstanding Series C Preferred Shares. The dividend will be paid on June 28, 2019 to shareholders of record on June 14, 2019. The ex-dividend date is June 13, 2019;

•                  The Board of Directors approved a dividend of $0.337063 per share for the period commencing March 31, 2019, and ending June 29, 2019, on AltaGas’ outstanding Series E Preferred Shares. The dividend will be paid on June 28, 2019 to shareholders of record on June 14, 2019. The ex-dividend date is June 13, 2019;

•                  The Board of Directors approved a dividend of $0.296875 per share for the period commencing March 31, 2019, and ending June 29, 2019, on AltaGas’ outstanding Series G Preferred Shares. The dividend will be paid on June 28, 2019 to shareholders of record on June 14, 2019. The ex-dividend date is June 13, 2019;

•                  The Board of Directors approved a dividend of $0.328125 per share for the period commencing March 31, 2019, and ending June 29, 2019, on AltaGas’ outstanding Series I Preferred Shares. The dividend will be paid on June 28, 2019 to shareholders of record on June 14, 2019. The ex-dividend date is June 13, 2019; and

•                  The Board of Directors approved a dividend of $0.3125 per share for the period commencing March 31, 2019, and ending June 29, 2019, on AltaGas’ outstanding Series K Preferred Shares. The dividend will be paid on June 28, 2019 to shareholders of record on June 14, 2019. The ex-dividend date is June 13, 2019.

Consolidated Financial Review

	Three Months Ended March 31
($ millions)	2019	2018
Revenue	1,898	878
Normalized EBITDA(1)	466	223
Net income applicable to common shares	809	49
Normalized net income(1)	202	70
Total assets	21,563	10,106
Total long-term liabilities	10,374	4,631
Net additions (dispositions) of property, plant and equipment	(1,201)	66
Dividends declared(2)	66	97
Normalized funds from operations(1)	376	169
Normalized adjusted funds from operations(1)	367	161
Normalized utility adjusted funds from operations(1)	301	140

	Three Months Ended March 31
($ per share, except shares outstanding)	2019	2018
Net income per common share - basic	2.93	0.28
Net income per common share - diluted	2.93	0.28
Normalized net income - basic(1)	0.73	0.40
Normalized net income - diluted(1)	0.73	0.40
Dividends declared(2)	0.24	0.55
Normalized funds from operations(1)	1.36	0.96
Normalized adjusted funds from operations(1)	1.33	0.91
Normalized utility adjusted funds from operations(1)	1.09	0.79
Shares outstanding - basic (millions)
During the period(3)	276	177
End of period	276	178

(1)         Non-GAAP financial measure; see discussion in Non-GAAP Financial Measures section of this MD&A.

(2)         Dividends declared per common share per month: $0.1825 beginning on November 27, 2017, and $0.08 beginning on December 27, 2018.

(3)         Weighted average.

Conference Call and Webcast Details

AltaGas will hold a conference call today at 8:00 a.m. MT (10:00 a.m. ET) to discuss 2019 first quarter results, provide an update on the business and other corporate developments.

Members of the investment community and other interested parties may dial 1-647-427-7450 or toll free at 1-888-231-8191. Please note that the conference call will also be webcast. To listen, please go to http://www.altagas.ca/invest/events-and-presentations. The webcast will be archived for one year.

Shortly after the conclusion of the call, a replay will be available commencing at 12:00 p.m. MT (2:00 p.m. ET) on May 2, 2019 by dialing 403-451-9481 or toll free 1-855-859-2056. The passcode is 8744909. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on May 9, 2019.

AltaGas’ unaudited Consolidated Financial Statements and accompanying notes for the first quarter ended March 31, 2019, as well as its related Management’s Discussion and Analysis, are now available online at: www.altagas.ca. All documents will be filed with the Canadian securities regulatory authorities and will be posted under AltaGas’ SEDAR profile at www.sedar.com.

About AltaGas

AltaGas is an energy infrastructure company with a focus on regulated utilities, midstream and power. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

Investment Community	Media
1-877-691-7199	587-955-4504
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FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “may”, “can”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “aim”, “seek”, “propose”, “contemplate”, “estimate”, “focus”, “strive”, “forecast”, “expect”, “project”, “target”, “potential”, “objective”, “continue”, “outlook”, “vision”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: expected normalized EBITDA and expected normalized funds from operations for the full year 2019; expected timing for applicability of new rates for Washington Gas in Maryland; anticipated benefits of RIPET; details of the balance funding plan; expected closing conditions and bonus payment related to the Stonewall Agreement; expected 2019 asset sales of approximately $1.5 to $2.0 billion; use of proceeds from the asset sales; expected in-services dates for RIPET, Townsend 2B Facility, Nig Creek and Marquette Connector Pipeline; timing of SEMCO rate case; anticipated date on which the Marquette Pipeline is expected to generate timely returns; expected capital investment plan; and expected dividend payments and dates of payment. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: assumptions regarding asset sales anticipated to close in 2019, the U.S/Canadian dollar exchange rate, financing initiatives, the performance of the businesses underlying each sector; impacts of the hedging program; commodity prices; weather; frac spread; access to capital; timing and receipt of regulatory approvals; timing of regulatory approvals related to Utility Projects; seasonality; planned and unplanned plant outages; timing of in-service dates of new projects and acquisition and divestiture activities; taxes; operational expenses; returns on investments; dividend levels; and transaction costs.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: capital market and liquidity risks; general economic conditions; consumption risk; market risk; internal credit risk; foreign exchange risk; debt service risk; financing and refinancing risk; market value of common shares and other securities; variability of dividends; commitments associated with the regulatory approval of the WGL Acquisition; integration of WGL; growth strategy risk; planned asset sales in 2019; potential sale of additional shares; volume throughput; counterparty credit risk; dependence on certain partners; natural gas supply risk; operating risk; changes in laws; risk management costs and limitations; regulatory; climate change and carbon tax; construction and development; RIPET rail and marine transportation; litigation; infrastructure; cybersecurity, information and control systems risk; external stakeholder relations; composition risk; electricity and resource adequacy prices; interest rates; collateral; indigenous land and rights claims; duty to consult; underinsured and uninsured losses; weather data; service interruptions; rep agreements; Cook Inlet gas supply; health and safety; non-controlling interests in investments; decommissioning, abandonment and reclamation costs; cost of providing retirement plan benefits; labour relations; key personnel; failure of service providers; technical systems and processes incidents; securities class action suits and derivative suits; return on investments in renewable energy projects; competition; compliance with applicable law; and the other factors discussed under the heading “Risk Factors” in the Corporation’s Annual Information Form for the year ended December 31, 2018 (AIF) and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management’s (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas’ website at www.altagas.ca or through SEDAR at www.sedar.com.

Non-GAAP Measures

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management’s Discussion and Analysis (MD&A) as at and for the period ended March 31, 2019. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas’ operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

EBITDA is a measure of AltaGas’ operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income using net income adjusted for pre-tax depreciation and amortization, interest expense, and income tax expense. Normalized EBITDA includes additional adjustments for unrealized gains on risk management contracts, gains (losses) on investments, transaction costs related to acquisitions and dispositions, merger commitment cost recovery due to the reversal of a liability associated with WGL merger commitments, gains on the sale of assets, accretion expenses related to asset retirement obligations, distributed generation asset related investment tax credits, non-controlling interest of certain investments to which Hypothetical Liquidation at Book Value (HLBV) accounting is applied, and changes in fair value of natural gas optimization inventory. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets and the capital structure.

Normalized net income represents net income applicable to common shares adjusted for the after-tax impact of unrealized gains on risk management contracts, gains (losses) on investments, transaction costs related to acquisitions and dispositions, merger commitment cost recovery due to the reversal of a liability associated with WGL merger commitments, gains on the sale of assets, financing costs associated with the bridge facility for the WGL Acquisition, and changes in fair value of natural gas optimization inventory. This measure is presented in order to enhance the comparability of AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities.

Normalized funds from operations, normalized adjusted funds from operations, and normalized utility adjusted funds from operations are used to assist management and investors in analyzing the liquidity of the Corporation. Normalized funds from operations is calculated based on cash from operations and adjusted for changes in operating assets and liabilities in the period and assets retirement obligations settled and non-operating related expenses (net of current taxes) such as transaction and financing costs related to acquisitions and merger commitments. Normalized adjusted funds from operations is based on normalized funds from operations, further adjusted to remove the impact of cash transactions with non-controlling interests, Midstream and Power maintenance capital, and preferred share dividends paid. Normalized utility adjusted funds from operations is based on normalized adjusted funds from operations, further adjusted for Utility segment depreciation and amortization.